UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D-A/7

Under the Securities Exchange Act of 1934

LYYNKS INC.
(Name of Issuer)

common stock
(Title of Class of Securities)

552465 106
(CUSIP Number)

Richard Genovese

1 – 2888 Birch Street
Vancouver, British Columbia
CANADA V6H 2T6
(604) 765-0661
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	552465 106

1.	Name(s) of Reporting Persons:	Richard Genovese
	I.R.S. Identification Nos. of above persons:	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	______ (a)
______ (b)

3.	SEC Use Only

4.	Source of Funds:	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)	N/A

6.	Citizenship or Place of Organization:	Canada

Number of shares beneficially owned by each reporting person with:

Sole Voting Power: 31,332,205 common shares with 16,340,000 share purchase warrants

As at	Transaction	No. of Securities Owned (1)

January 19, 2012	Opening balance as at date of last Schedule filed	24,487,041 common shares with 16,340,000 warrants
February 7, 2012	Acquired 25,000 common shares	24,512,041 common shares with 16,340,000 warrants
March 28, 2012	Acquired 10,000 common shares	24,522,041 common shares with 16,340,000 warrants
March 29, 2012	Acquired 20,000 common shares	24,542,041 common shares with 16,340,000 warrants
April 2, 2012	Acquired 20,000 common shares	24,562,041 common shares with 16,340,000 warrants
April 3, 2012	Acquired 9,700 common shares	24,571,741 common shares with 16,340,000 warrants
April 4, 2012	Acquired 15,300 common shares	24,587,041 common shares with 16,340,000 warrants
April 11, 2012	Acquired 25,000 common shares	24,612,041 common shares with 16,340,000 warrants
May 1, 2012	Acquired 20,000 common shares	24,632,041 common shares with 16,340,000 warrants

As at	Transaction	No. of Securities Owned

May 9, 2012	Acquired 3,630 common shares	24,635,671 common shares with 16,340,000 warrants
May 23, 2012	Acquired 20,000 common shares	24,655,671 common shares with 16,340,000 warrants
June 1, 2012	Acquired 11,584 common shares	24,667,255 common shares with 16,340,000 warrants
June 6, 2012	Acquired 39,950 common shares	24,707,205 common shares with 16,340,000 warrants
June 22, 2012	Acquired 5,000 common shares	24,712,205 common shares with 16,340,000 warrants
July 13, 2012	Acquired 10,000 common shares	24,722,205 common shares with 16,340,000 warrants
September 7, 2012	Acquired 6,610,000 common shares	31,332,205 common shares with 16,340,000 warrants

(1)	14,433,333 of these shares are owned indirectly by the Reporting Person, as Principal of Clayoquot Wilderness Resort, the registered holder of the common shares.

8.	Shared Voting Power:	0

9.	Sole Dispositive Power: 31,332,205 common shares and 16,340,000 share purchase warrants

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by the Reporting Person
31,332,205 common shares and 16,340,000 share purchase warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 51.09% on a fully diluted basis.

14.	Type of Reporting Person:	IN

Item 1.       Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of LYYNKS INC. (the “Company”).  The Company’s principal executive offices are located at 644-1812 West Burbank Blvd., Burbank, California, 91506.

Item 2.       Identity and Background

(a)	This statement is filed by Richard Genovese; (the “Reporting Person”).

(b)	Residence or Business address: 1-2888 Birch Street, Vancouver, BC, V6H 2T6.

(c)	Present Principal Occupation or Employment: President and Director of Connect Capital Ltd.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3.       Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person beneficially owns 31,332,205 common shares and 16,340,000 share purchase warrants.

From February 7, 2012 through July 13, 2012, the Reporting Person acquired an aggregate of 235,164 common shares via multiple private transactions in the open market.  The shares were purchased with the Reporting Person’s personal funds.

On September 7, 2012 the Reporting Person acquired 6,610,000 common shares from the Issuer in conversion of $661,000 principal amount of debt.

Item 4.       Purpose of Transaction

From February 7, 2012 through July 13, 2012, the Reporting Person acquired an aggregate of 235,164 common shares via multiple private transactions in the open market.  The common shares were acquired for investment purposes only.

On September 7, 2012 the Reporting Person acquired 6,610,000 common shares from the Issuer. The common shares were acquired for investment purposes only.

Item 5.       Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 31,332,205 common shares and 16,340,000 share purchase warrants that can be exercised within the next sixty days into 16,340,000 shares of the Issuer’s common stock, representing 51.09% of the Issuer’s total issued and outstanding securities on a fully diluted basis.

(b)
The Reporting Person has sole voting power to the 31,332,205 common shares and the 16,340,000 share purchase warrants.  The Reporting Person has sole dispositive power to the 31,322,205 common shares and 16,340,000 warrants.

(c)
During the past sixty days, or since the most recent filing on Schedule 13D, the Reporting Person has not engaged in any transactions relating to the Company’s securities that are not reported in Item 4 above.

(d)	Except as described in this Schedule, no person has the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock owned by the Reporting Person.

(e)	Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.       Material to be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/	RICHARD GENOVESE
Richard Genovese

Dated:         September 21, 2012